March 20, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Christie Wong, Staff Accountant
Emily Drazan, Staff Attorney
Paul Fischer, Staff Attorney

Re:	Elysium Internet, Inc. (now known as TheDirectory.com, Inc.)
Amendment No. 1 to Registration Statement on Form 10-12G
Filed March 6, 2014
File No. 000-31431

Dear Ms. Wong, Ms. Drazan, and Mr. Fischer:

In response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) on the Registration Statement on Form 10-12G (the “Filing”), the undersigned, being the Chief Executive Officer of TheDirectory.com, Inc. (the “Company”), hereby certifies the following:

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The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

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The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please feel free to contact me.  I am happy to cooperate in any way I can.

Regards,

/s/ Scott Gallagher

Scott Gallagher

Chief Executive Officer